RECEIVED

2007 JAN -3 P 12:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

07020049

SUPPL

20. Dez. 2006
Extension **454**

MorphoSys AG: 082-34915

Dear Sirs,

I am sending you all publications we made available to our shareholders during the last weeks.

Please do not hesitate to contact me if you have any further questions.

Yours faithfully

MorphoSys AG

PROCESSED

JAN 08 2007

THOMSON FINANCIAL

i. A. Mario Brkulj
Manager Public Relations
brkulj@morphosys.com

Enclosure:

- Q3 Report 2006
- Press Releases:

MorphoSys Enlarges Therapeutic Antibody Collaboration with Pfizer - Expansion Doubles Potential Deal Volume for MorphoSys

MorphoSys Presents New RapMAT(TM) Antibody Technology

MorphoSys and the Burnham Institute Sign Broad Research Partnership

MorphoSys and Boehringer Ingelheim Expand Collaboration with new Cancer-Related Antibody Program

MorphoSys Reports Nine Months 2006 Results

MorphoSys and U.S. Army Enter into Biodefense Cooperation - MorphoSys's AbD Serotec Awarded Sole Supplier Contract to USAMRIID

MorphoSys

RECEIVED

2007 JAN -3 P 12:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Martinsried/Munich, Germany, September 25, 2006

MorphoSys and U.S. Army Enter into Biodefense Cooperation

MorphoSys's AbD Serotec Awarded Sole Supplier Contract to USAMRIID

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced today that its business unit AbD Serotec has won a contract as sole source on a biodefense-related project by the USAMRIID, an organization of the U.S. Army Medical Research and Materiel Command and lead medical research laboratory for the U.S. Biological Defense Program. The USAMRIID has ordered fully human recombinant research antibodies against five bacterial-derived toxins. AbD Serotec will generate these antibodies using the HuCAL GOLD® antibody library developed by MorphoSys. Financial details of the agreement were not disclosed.

Biological toxins derived from living organisms, such as bacteria and other micro-organisms or plants are biological agents with potential implications in bioterrorism. HuCAL®-derived antibodies may support the development of countermeasures against such biological toxins or act as therapeutic agents themselves.

HuCAL GOLD® is the latest and most powerful antibody library developed by MorphoSys. The technology utilizes a unique concept for the *in vitro* generation of highly specific and fully human antibodies. It is ideally suited for a broad range of purposes reaching from target validation to drug development. In contrast to traditional methods of antibody generation using animals MorphoSys's recombinant HuCAL GOLD® technology can deliver antibodies against toxic molecules.

"Securing this contract with the USAMRIID underscores the enormous potential of our proprietary HuCAL GOLD® technology in the increasingly important biodefense field," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The project clearly speaks to one of several advantages of our recombinant antibody technology, in this case the generation of antibodies against toxins, which would not be possible with animal-based technologies."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic

antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

About USAMRIID:

USAMRIID, (Fort Detrick, Maryland) conducts basic and applied research on biological threats resulting in medical solutions to protect military service members. USAMRIID, an organization of the U.S. Army Medical Research and Materiel Command, is the lead medical research laboratory for the U.S. Biological Defense Research Program. The Institute plays a key role as the only laboratory in the Department of Defense (DoD) equipped to safely study highly hazardous infectious agents requiring maximum containment at biosafety level (BSL)-4. As the center of excellence for DoD medical biological defense research, USAMRIID's challenge is to maintain its world-class scientific and technology base while being responsive to its primary customer—the warfighter.

The information contained in this press release does not necessarily reflect the position or the policy of the U.S. Government and no official endorsement should be inferred.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

For U.S. media queries:

Judith Sylk-Siegel
Rx Communications Group, LLC
Phone: +1 (917) 322-2164
jsylksiegel@rxir.com

Press Release
Martinsried/Munich, October 27, 2006

MorphoSys Reports Nine Months 2006 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for the first nine months ended September 30, 2006. During the first nine months of 2006, revenues increased by 64% to EUR 39.0 million, resulting in earnings before interest and taxes (EBIT) of EUR 7.4 million, compared to an EBIT of EUR 3.8 million in the previous year. Net income increased by more than 50% to EUR 6.1 million (30. September 2005: EUR 3.9 million). MorphoSys's cash position amounted to EUR 66.3 million at the end of the third quarter of 2006.

First Nine Months 2006:

Revenues increased by 64% in the first nine months of 2006 to EUR 39.0 million (September 30, 2005: EUR 23.8 million). Revenue growth was driven in part by high levels of success-based payments within the therapeutic segment, and the consolidation of Serotec Group revenues into Group accounts in the research segment. Revenues arising from the Therapeutic Antibodies segment amounted to EUR 26.0 million or 67% of total revenues, which included success-based payments in the amount of EUR 6.3 million. The AbD segment, formerly the Research Antibodies segment, comprising the Serotec, Biogenesis and Antibodies by Design brands, contributed EUR 13.0 million or 33% to total revenues.

Total operating expenses for the first nine months of 2006 amounted to EUR 31.2 million, compared to EUR 20.0 million in the same period of 2005. The acquisition of the Serotec Group had the effect of increasing operating expenses by EUR 8.5 million. Cost of goods sold (COGS) amounted to EUR 5.5 million (September 30, 2005: EUR 1.9 million), representing cost of sales for goods sold by the AbD segment. Research and development (R&D) costs increased to EUR 11.7 million from EUR 10.2 million, driven mainly by product and technology development expenses. Sales, general & administrative (S,G&A) expenses amounted to EUR 14.0 million compared to EUR 7.9 million in the previous year. Stock-based compensation, reported as components within COGS, R&D and S,G&A expenses, amounted to EUR 1.0 million and changed little over the previous year. Operating profit for the first nine months of 2006 more than doubled to EUR 7.8 million (September 30, 2005: EUR 3.8 million), EBIT amounted to EUR 7.4 million (September 30, 2005: EUR 3.8 million). Non-operating expenses, including income tax expense of EUR 1.2 million, amounted to EUR 1.7 million for the first nine months of 2006 (September 30, 2005: non-operating income of EUR 0.01 million).

In the first nine months of 2006, MorphoSys achieved a net income of EUR 6.1 million, compared to a net income of EUR 3.9 million in the same period of the previous year. Diluted net income per share for the first nine months of 2006 amounted to EUR 0.93 (nine months ended September 30, 2005: EUR 0.67).

Cash flow from operations amounted to EUR 15.7 million in the first nine months of 2006 (September 30, 2005: EUR 1.8 million).

On September 30, 2006, MorphoSys held cash, cash equivalents and available-for-sale financial assets of EUR 66.3 million, compared to EUR 53.6 million on December 31, 2005.

The number of shares issued at September 30, 2006 was 6,689,327, compared to 6,025,863 at December 31, 2005.

Third Quarter 2006:

In the third quarter of 2006, the Company generated revenues of EUR 12.5 million, compared to EUR 8.5 million in the same quarter of 2005. Total operating expenses amounted to EUR 10.2 million, compared to EUR 6.7 million in the same quarter of 2005. The resulting profit from operations for the third quarter of 2006 amounted to EUR 2.3 million, compared to EUR 1.8 million in the third quarter of 2005. A net income of EUR 1.6 million resulted for the third quarter of 2006, compared to a net income of EUR 2.0 million during the same period of 2005. The decrease in net income in the third quarter of 2006 in the amount of EUR 0.4 million was mainly due to income tax expenses accrued for in 2006.

Highlights of the Third Quarter 2006 Included:

- In August 2006, MorphoSys signed a second license agreement with Dutch biotechnology company Crucell N.V. and technology partner DSM Biologics. This license agreement allows MorphoSys to use the PER.C6® cell line in the production of clinical grade material for the development of its proprietary therapeutic antibody program MOR103.
- Number of partnered therapeutic antibody projects increased from 35 to 40 programs, hereof 2 in clinical development, and 14 in pre-clinical development.
- MorphoSys's business unit AbD Serotec signed a contract as sole source on a biodefense-related project by the USAMRIID, an organization of the U.S. Army Medical Research and Materiel Command and lead medical research laboratory for the U.S. Biological Defense Program.

"The results for the first nine months are indeed encouraging," commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "Moreover the continued strong financial performance for the past several quarters underscores not only the strength but also the resilience of our commercial franchise."

MorphoSys will hold a public conference call today at **10:00 CEST** to present the financial results of the first nine months of 2006.

Dial-in number for the Conference Call (listen-only): +49 (0)89 2222 2242

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

MorphoSys

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. From 2006 onwards, the segment will be named AbD Serotec. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Unaudited Condensed Consolidated Financial Statements (IFRS)

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	Three Months Ended		Nine Months Ended	
	9/30/2006	**9/30/2005**	**9/30/2006**	**9/30/2005**
Revenues	**12,506,075**	**8,464,324**	**39,029,423**	**23,832,662**
Operating Expenses:				
Cost of Goods Sold	1,477,432	776,682	5,468,970	1,901,169
Research & Development	3,830,999	3,222,448	11,714,563	10,197,075
Sales, General & Administrative	4,922,831	2,669,549	14,011,651	7,894,243
Total Operating Expenses	**10,231,262**	**6,668,679**	**31,195,184**	**19,992,487**
Profit from Operations	**2,274,813**	**1,795,645**	**7,834,239**	**3,840,175**
Interest Income	6,706	32,065	42,761	86,844
Interest Expense	39,455	71,704	115,598	212,956
Other Income/(Expenses), Net	(320,337)	250,629	(410,091)	8,254
Profit before Taxes	**1,921,727**	**2,006,635**	**7,351,311**	**3,722,317**
Income Tax Benefit/(Expense)	(315,277)	41,152	(1,201,887)	129,142
NET PROFIT	**1,606,450**	**2,047,787**	**6,149,424**	**3,851,459**
Earnings per Share				
Basic Net Profit per Share	0.24	0.34	0.95	0.68
Diluted Net Profit per Share	0.24	0.34	0.93	0.67
Shares Used in Computing Basic Net Profit per Share	6,641,128	5,938,942	6,502,307	5,630,741
Shares Used in Computing Diluted Net Profit per Share	6,725,419	6,030,915	6,588,373	5,723,586

Condensed Consolidated Balance Sheet (IFRS)

in €	09/30/2006 unaudited	12/31/2005
Cash, Cash Equivalents and Available-for-Sale Financial Assets	66,331,223	53,559,570
Accounts Receivable	5,430,615	3,345,812
Inventories, Net	4,146,507	485,713
Prepaid Expenses, Other Current Assets and Other Receivables	1,887,195	1,083,594
Total Current Assets	**77,795,540**	**58,474,689**
Property and Equipment, Net	5,740,015	4,696,863
Patents, Net	2,035,481	2,361,005
License Fees, Net	8,048,071	8,457,091
Software, Net	280,714	131,506
Know How & Customer List, Net	5,057,263	1,485,567
Goodwill	26,559,982	4,137,349
Deferred Tax Asset	3,284	-
Other Assets	1,576,985	372,574
Total Non-Current Assets	**49,301,795**	**21,641,955**
Total Assets	**127,097,335**	**80,116,644**
Accounts Payable	7,765,058	4,321,591
Current Portion of Licenses Payable	1,150,018	1,012,233
Current Portion of Provisions	1,930,047	978,719
Current Portion of Deferred Revenue	8,072,370	4,735,208
Total Current Liabilities	**18,917,493**	**11,047,751**
Provisions, Net of Current Portion	62,763	62,763
Deferred Revenue, Net of Current Portion	6,348,670	3,687,199
Convertible Bonds Due to Related Parties	60,621	50,214
Deferred Tax Liability	2,971,710	1,260,946
Total Non-Current Liabilities	**9,443,764**	**5,061,122**
Total Stockholders' Equity	**98,736,078**	**64,007,771**
Total Liabilities and Stockholders' Equity	**127,097,335**	**80,116,644**

Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

	For the Period ended	
in €	9/30/2006	9/30/2005
Net Profit	6,149,424	3,851,459
Net Cash Provided by Operating Activities	15,670,429	1,811,450
Net Cash Used in Investing Activities	(35,648,639)	(29,541,073)
Net Cash Provided by Financing Activities	18,650,482	17,735,920
Effect of Exchange Rate Differences on Cash	(68,279)	23,852
Decrease in Cash and Cash Equivalents	(1,396,007)	(9,969,851)
Cash and Cash Equivalents at the Beginning of the Period	4,017,029	12,531,198
Cash and Cash Equivalents at the End of the Period	2,621,022	2,561,347

RECEIVED
2007 JAN -3 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Martinsried/Munich, Germany, November 13, 2006

MorphoSys and Boehringer Ingelheim Expand Collaboration with new Cancer-Related Antibody Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard segment, TecDAX) announced today that its partner Boehringer Ingelheim has exercised an option for optimizing a therapeutic HuCAL antibody and has acquired an exclusive license for this project. The antibody identified by Boehringer Ingelheim at its research site in Vienna is directed against a cancer disease-related target molecule. MorphoSys will optimize the antibody in accordance with the requirements of the partner and will receive additional research payments. Further financial details were not disclosed.

The collaboration originally signed in 2003, consisted of two therapeutic antibody projects against inflammatory and cardiovascular diseases. In February 2005, the companies expanded their cooperation. Under the framework of the present five-year agreement, Boehringer Ingelheim has the option to receive several exclusive licenses on new therapeutic antibody programs. In addition, Boehringer Ingelheim has access to the MorphoSys HuCAL GOLD antibody library for research purposes at research sites of the pharmaceutical company. MorphoSys receives exclusive license payments, performance-related milestone payments and royalties for all therapeutic antibodies arising from the cooperation.

"Today's announcement speaks to one of the central advantages of our HuCAL technology – the ability to optimize an antibody to precise specifications," comments Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We look forward to a successful continuation of this alliance, which with immediate effect includes three areas of disease – the development of new therapies against cancer, inflammatory and cardiovascular diseases."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. From 2006 onwards, the segment will be named AbD Serotec. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, November 28, 2006

MorphoSys and the Burnham Institute Sign Broad Research Partnership

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today announced a broad alliance with the Burnham Institute for Medical Research in La Jolla, California ("Burnham"), covering the use of fully human recombinant research antibodies and commercialization of resulting products. Under the terms of the agreement, the Burnham will receive access to novel HuCAL GOLD-based research antibodies from AbD Serotec to identify and validate target molecules with potential medical implications. MorphoSys retains commercialization rights for all antibodies emerging from the collaboration both as research antibody tools distributed via the AbD Serotec sales catalogue as well as in therapeutic or diagnostic applications. Financial details of the agreement were not disclosed.

Burnham, a non-profit organization, operates a robust drug discovery effort comprised of experts in biology, chemistry, engineering, physics and computer sciences. This effort is supported primarily with funding from the National Institutes of Health (NIH) that includes a center of excellence for cancer drug discovery and the San Diego Center for Chemical Genomics (SDCCG) established by NIH as one of 10 collaborating centres, known collectively as the "Molecular Libraries Screening Centers Network".

"We are excited by the prospect of working with MorphoSys to apply the HuCAL technology to a number of our ongoing research programs" commented Dr. Adrienne Day, Vice President, Business Development at Burnham Institute for Medical Research. "This state-of-the-art technology has the potential to provide our researchers with new research tools and also holds promise for the development of novel therapeutics."

"Collaborating with one of the most renowned research organizations in the world is a significant step towards our goal of establishing the HuCAL technology in the research community", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This contract offers significant new product potential for our AbD Serotec division, but also, due to the medically oriented nature of the research, a potential long-term benefit for our therapeutic business as well. Access to novel disease-related target molecules is a key asset for any biopharmaceutical company and this alliance could provide us with interesting antibody leads for therapeutic applications."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG

(Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

About Burnham Institute for Medical Research:

Burnham Institute for Medical Research is an independent non-profit research institution dedicated to advancing the frontiers of scientific knowledge in the life sciences and medicine, and providing the foundation for tomorrow's innovative therapies. The Institute is home to three major centers: the National Cancer Institute-designated Cancer Center, the Del E. Webb Center for Neuroscience and Aging Research, and the Infectious and Inflammatory Disease Center. Established in 1976 in La Jolla, California, the Burnham today employs over 750 people and ranks consistently among the world's top 20 research institutes in independent surveys conducted by the Institute for Scientific Information. Burnham recently announced plans to open a campus in Orlando, Florida that will extend the Institute's capabilities in drug discovery and genomics, as well as expand its research to cover more types of diseases. For additional information about the Burnham and to learn about ways to support its research, visit www.burnham.org.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, Germany, December 11, 2006

MorphoSys Presents New RapMAT™ Antibody Technology

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) announced today the successful completion of their novel RapMAT™ technology for faster antibody optimization. RapMAT™, which stands for "**rapid maturation**", improves the options for identifying antibodies from the HuCAL GOLD library and reduces the time for generation of promising lead molecules. The new technology has the potential to further improve MorphoSys's antibody engineering process in both of its business segments. The technology will be presented at the 17th IBC Antibody Engineering conference in San Diego, California.

In comparison to standard procedures, RapMAT™ increases the diversity of antibodies at an early stage through a round of optimization carried out during the first selection steps, ultimately leading to selection of antibodies that have shown an up to 40-fold increased affinity for their target molecule. The new system is completely compatible with the HuCAL GOLD antibody library, which is the most up-to-date version of MorphoSys's core technology, and uses its key advantages of modular configuration of all highly variable regions of the antibody genes. All the resulting antibodies retain a fully human composition.

"Today's announcement is an important milestone in our comprehensive initiative to further develop our antibody technologies. The new RapMAT™ technology platform leads to high-affinity antibody molecules even faster, directly from the first selection steps. It builds on the proven strengths of the HuCAL GOLD library and the combination of technologies leads to an even more attractive product", explains Dr. Marlies Sproll, Chief Scientific Officer at MorphoSys AG. "With the new system we are also further approaching the natural conditions for antibody maturation in humans, which is a central mechanism of the immune system."

The first presentation of the new RapMAT™ technology took place on December 10th, at the first official HuCAL GOLD User Meeting in the run-up to the international IBC Antibody Engineering Conference in San Diego, USA. The goal of the HuCAL GOLD User Meeting is to promote an open exchange of knowledge between MorphoSys and its partner companies in the biotechnology and pharmaceutical industry, with the aim of further enhancing the partners' capabilities in the utilization of MorphoSys's antibody technologies at their premises. HuCAL GOLD and related antibody technologies are currently used under commercial partnerships at 22 research sites of partner companies for research and development of new therapeutic compounds.

"We are introducing a user meeting to further intensify the knowledge and experience exchange with our customers," Dr. Marlies Sproll continues. "We are very pleased with the high acceptance rate by our partners and hope that this event will lead to an even more efficient use of HuCAL GOLD and related technologies."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

About RapMAT:

RapMAT™ represents an in-built affinity maturation process for the rapid selection of high affinity antibodies. Basis for this technology is the modular concept of MorphoSys's HuCAL technology. In the HuCAL libraries complementarity-determining regions (CDRs), which define the binding site of the antibody and thus its capabilities to bind a specific target molecule, can easily be exchanged in a simple cloning step. Using RapMAT™, the uncharacterized polyclonal output after two rounds of standard selection is used and diversity is increased by insertion of a pre-built CDR cassette library. This is in contrast to HuCAL's standard maturation process, where individual antibody candidates are selected and matured by subsequent CDR exchange. Subsequently two further selection rounds are applied under high stringency conditions to select for high affinity. This ultimately leads to the direct selection of antibodies that have shown an up to 40-fold increased affinity for their target molecule. All resulting antibodies retain a fully human composition. For further information please visit http://www.morphosys.com/en/RapMAT.

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, December 20, 2006

MorphoSys Enlarges Therapeutic Antibody Collaboration with Pfizer

Expansion Doubles Potential Deal Volume for MorphoSys

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today an early expansion of its therapeutic antibody collaboration with Pfizer Inc., until the end of 2011. Under the extended agreement, Pfizer has the option to begin new therapeutic antibody projects with MorphoSys resulting in an increased level of programs to be performed within the collaboration. As a result, the potential value for MorphoSys in research funding and potential developmental milestone payments increases to more than US$ 100 million, not including royalties. Additionally, the extension triggers a one-off payment from Pfizer to MorphoSys. Further financial details were not disclosed.

The cooperation agreement, originally signed in December 2003, was scheduled to end in December 2008. Within the framework of the extended agreement, MorphoSys will continue to use its HuCAL GOLD library to generate therapeutic antibodies against multiple new targets from Pfizer. Pfizer will carry out the preclinical and clinical development and the subsequent marketing of resulting products. MorphoSys stands to receive an increased level of research funding as well as milestone and royalty payments on any antibody products derived from the collaboration. Today, the collaboration encompasses five active therapeutic antibody programs.

"We are very pleased by the successful progress in our collaboration with Pfizer and their decision to intensify this alliance, which will now run until 2011," said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The year 2006 in review has been very successful for MorphoSys. Today's news represents the fourth substantial expansion of an existing deal for MorphoSys in 2006. In combination with three new commercial partnerships signed during the year, this development clearly demonstrates the strong performance of our partnered therapeutic business."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com



Financial Report for the Quarterly Period Ended September 30, 2006

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Nine-Month Financial Report 2006

Dear Shareholders,

During the third quarter of 2006, MorphoSys was able to provide evidence that its proprietary program MOR103 is on track towards achieving the next development stage – the filing of an investigational new drug application (IND) in the second half of 2007. More specifically, the Company signed license and manufacturing agreements with Dutch biotechnology company Crucell N.V. and its manufacturing partner DSM Biologics. This license agreement allows MorphoSys to use an established fully human cell line in the production of clinical grade material for the development of MOR103. Production will be conducted at DSM Biologics' FDA-approved facilities in Groningen, the Netherlands.

Beyond this, and as part of the wider process to fully integrate the acquired Serotec Group of companies, the Company has opened new U.S. offices in the technology cluster Research Triangle Region near Raleigh, North Carolina. The new facility will provide additional space for extra staff and increased stock levels for an expanded product range – both of which are prerequisites for establishing this office as the main hub of our U.S. activities for the AbD segment.

Additionally, in the U.S.A., MorphoSys was able to secure a contract in a biodefense-related project by the USAMRIID, a part of the U.S. Army's Biological Defense Program. The USAMRIID has ordered HuCAL®-derived research antibodies against five bacterial-derived toxins. These antibodies may support the development of countermeasures against such biological toxins or act as therapeutic agents themselves.

On behalf of my colleagues from the Management Board, I would like to thank you for your continued interest and support.



Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q3 2006

Industry Overview

During the third quarter of 2006, M&A activities within the pharma and biotechnology sector gained further momentum. Particularly in Europe, consolidation of midcap pharma continued with the proposed acquisition of Schwarz Pharma by UCB and the takeover of Serono by Merck KGaA.

Within the antibody sector, Lucentis from Genentech was approved by the FDA, thus becoming the 19th antibody drug on the market. In contrast, the approval for Avastin and Herceptin for an additional indication for the treatment of breast cancer was delayed by regulatory authorities.

The MorphoSys share was up by 11.8% during the third quarter of 2006, and thereby outperformed the TecDAX which was up by 1.7%. Since the beginning of the year, the MorphoSys share price increased by 14.5%, and the TecDAX by 10.4%. The German Prime Biotechnology Index increased during the third quarter by 10.9%, the NASDAQ Biotechnology Index by 1.6%.

Financial Analysis

Revenues

Compared to the same period in the previous year, revenues increased by 64% to € 39.0 million in the first nine months of 2006 (September 30, 2005: € 23.8 million). Reasons for the increase included success-based payments from existing collaborations in the first nine months of 2006, which encompassed both clinical and research milestones as well as the inclusion of Serotec Group revenues, contributing 23% of total revenues.

Revenues arising from the Therapeutic Antibodies segment accounted for 67% or € 26.0 million of total revenues while the AbD segment generated 33% (€ 13.0 million) of the total. Total Company organic revenue growth amounted to 26% compared to the same period in 2005.

Geographically, 37%, or € 14.4 million, of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies located in North America and 63% or € 24.6 million with companies located in Europe and Asia. This compares to 40% and 60%, respectively, in the same period of the prior year.

Therapeutic Antibodies Segment

Revenues arising from the Therapeutic Antibodies segment comprise € 19.7 million funded research and paid license fees as well as € 6.3 million success-based payments, representing 24% (September 30, 2005: 21%) of total therapeutic revenues. Approximately 67% of therapeutic antibodies revenues and 44% of total revenues arose from the Company's three largest alliances with Novartis, Centocor and Roche (September 30, 2005: 63% of total revenues arising from the alliances with Novartis, Centocor and Schering).

Antibodies Direct – AbD Segment

The Serotec Group, newly acquired in January 2006, contributed € 9.1 million or 70% to total AbD segment revenues. The remaining revenues for the entire segment amounted to € 3.9 million and derived from the Biogenesis and Antibodies by Design brands. Total segment organic revenue growth (i.e. Biogenesis and Antibodies by Design) remained strong in the third quarter and amounted to 26% in the AbD segment compared to the same period in 2005.

As of September 30, 2006, orders in the amount of € 1.9 million were classified as backorders in the segment.

Operating Expenses

For the first nine months of 2006, total operating expenses increased by 56% to € 31.2 million (September 30, 2005: € 20.0 million), while operating profit increased by 105% or € 4.0 million to € 7.8 million (September 30, 2005: € 3.8 million). The increase in operating expenses of € 11.2 million was mainly due to cost of goods sold increasing by € 3.6 million and resulted mainly from the inclusion of the Serotec Group in consolidated accounts as well as increased personnel expenses at MorphoSys AG. The acquisition of Serotec Ltd. including its affiliates had the effect of increasing operating expenses by € 8.5 million.

Stock-based compensation expenses are embedded in COGS, S, G&A and R&D expense amounts. Stock-based compensation for the first nine months of 2006 amounted to € 1.0 million and changed little over the previous year, remaining as a non-cash charge.

Applying IFRS 3 "Business Combinations" under IFRS accounting, a purchase price allocation (PPA) is carried out currently for the Serotec acquisition. The resulting preliminary values were retroactively recognized to the purchase date, and amortization as well as depreciation of assets identified was included in total operating expenses during the quarter. Total PPA effects on operating profit including the Serotec acquisition amounted to € 1.2 million compared to € 0.4 million in the same period of the last year.

Cost of Goods Sold

Cost of goods sold (COGS) is composed of the AbD segment's cost of goods sold during the first three quarters. COGS rose significantly to € 5.5 million in Q3 2006, compared to € 1.9 million in the same period of the prior year. The main reason for the increase was the inclusion of Serotec Group companies' COGS, amounting to € 3.4 million in Q3 2006. Higher revenues stemming from existing AbD business also influenced COGS. Finally, COGS was affected by depreciation stemming from inventories under the PPA exercises in the amount of € 0.5 million in the first nine months of the year.

Research and Development Expenses

Costs for research and development increased by € 1.5 million to € 11.7 million (September 30, 2005: € 10.2 million) through expenses for product and technology development amounting to € 1.4 million. Amortization of intangibles identified during the PPAs amounted to € 0.6 million and was accounted for as research and development expenses.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 14.0 million compared to € 7.9 million in the same period of the previous year. This resulted mainly from higher personnel and other operating expenses partly stemming from the contribution and integration of the Serotec Group in the amount of € 5.1 million as well as increased personnel expenses at MorphoSys AG.

Cost by Expenditure Type

For the first nine months of 2006, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 12.4 million (September 30, 2005: € 7.9 million) or 40% of total operating expenses, thus representing the largest cost block within operating expenses in the first nine months of 2006.

Infrastructure costs, representing the second-largest block by cost type, included rent costs as well as depreciation of property and equipment and amounted to € 3.9 million (September 30, 2005: € 2.1 million), or 13% of the total in the first nine months of 2006.

Intangible costs included patent litigation costs as well as amortization of intangibles and amounted to € 3.8 million (September 30, 2005: € 3.9 million) or 12% of total expenses.

Non-operating Items

Non-operating expenses amounted to € 0.5 million (September 30, 2005: € 0.1 million) mainly due to increased foreign currency exchange effects and bank fees. This effect was partly offset by gains on securities sold in the first quarter in connection with financing the acquisition of Serotec Ltd. Profit before taxes amounted to € 7.4 million (September 30, 2005: profit of € 3.7 million).

Taxes

Tax accruals in the amount of € 1.5 million were recognized in the first three quarters of 2006. These were partly offset by the amortization of deferred tax liabilities recognized as a result of the Serotec purchase price allocation, resulting in income tax expenses of € 1.2 million (September 30, 2005: income of € 0.1 million).

Operating Profit / Net Income

Group operating profit jumped to € 7.8 million in the first nine months of 2006, a nearly doubling over the same period of the prior year (2005: € 3.8 million). Earnings before interest and taxes (EBIT) amounted to € 7.4 million, compared to an EBIT of € 3.8 million in the same period of the previous year.

Net income after taxes of € 6.1 million was achieved for the first three quarters of 2006, compared to a net profit of € 3.9 million in the same period of 2005. The resulting net profit per share for the nine months ended September 30, 2006, amounted to € 0.95 (nine months ended September 30, 2005: net profit per share of € 0.68).

Liquidity / Cash Flows

Cash flow from operations amounted to a very strong € 15.7 million in the first nine months of 2006 (2005: € 1.8 million). The Company's total cash flow was also influenced by the Company's successful private placement offering in March 2006, resulting in a total cash inflow from financing activities of € 18.7 million (2005: € 17.7 million). Cash flow used in investing activities was primarily impacted by the acquisition of Serotec in January 2006, and amounted to a total of € 35.6 million (2005: € 29.5 million).

Assets

Total assets increased by € 47.0 million to € 127.1 million as of September 30, 2006, compared to € 80.1 million as of December 31, 2005, mainly as a result of the acquisition of the Serotec Group's assets, including acquired goodwill, which impacted total assets by € 22.4 million, and due to the capital increase as well as cash from operations.

On September 30, 2006, the Company held € 66.3 million in cash, cash equivalents and available-for-sale financial assets, compared to a year-end 2005 balance of € 53.6 million.

Liabilities

In the first nine months of 2006, current liabilities increased from € 11.0 million as of December 31, 2005, to € 18.9 million. This change primarily arose from increased accounts payable and current deferred revenue. Deferred revenue partly rose due to payments deriving from new contracts signed in 2005 and in the first nine months of 2006. The acquisition of Serotec affected current liabilities by € 2.7 million.

During the first nine months of 2006, an increase of total non-current liabilities by € 4.4 million to € 9.4 million was mainly impacted by non-current deferred revenue, resulting from new contracts signed in 2005 and in the first three quarters of 2006. Additionally, deferred tax liabilities increased by € 1.7 million due to the purchase price allocation established in connection with the Serotec deal.

Equity

Total Stockholders' Equity amounted to € 98.7 million on September 30, 2006, compared to € 64.0 million on December 31, 2005.

As of September 30, 2006, the total number of shares issued amounted to 6,689,327, of which 6,660,165 were outstanding, compared to 6,025,863 and 5,996,701 as of December 31, 2005, respectively.

The increase arose from the issuance of 208,560 new shares in connection with a capital increase as consideration for the Serotec acquisition. An additional increase of 70,566 shares resulted from the conversion of bonds issued to employees as well as exercised options. The issuance of 384,338 shares stemming from the capital increase against cash successfully placed in March 2006 further affected the number of shares.

Capital Expenditure

MorphoSys's investment in property, plant and equipment amounted to € 1.1 million for the nine-month period ended September 30, 2006, and increased by € 0.7 million compared to the same period of the prior year. Depreciation of property, plant and equipment for the first nine months of 2006 accounted for € 1.4 million, compared to € 0.6 million in the first three quarters of 2005. This was mainly due to depreciation of € 0.6 million recognized in connection with depreciation of stock resulting from the previous purchase price allocations. During the first nine months, the Company invested € 0.3 million in intangible assets. Amortization of intangibles amounted to € 2.0 million and increased by € 0.3 million in comparison to the first nine months of 2005. This was mainly due to the amortization of intangible assets acquired in the Serotec deal.

Human Resources

Number and Qualification of Employees

On September 30, 2006, the MorphoSys Group employed 279 people (December 31, 2005: 172). On average, the MorphoSys Group employed 259 people for the first nine months of 2006 (Q3 2005: 169).

Of the 279 employees, 98 people were employed by the Serotec Group on September 30, 2006, and on average, 84 were employed.

Of the 279 employees, 154 worked in research and development and 125 in sales, general and administration. On September 30, 2006, 55 of MorphoSys's employees had a Ph.D. degree (December 31, 2005: 46).

Of the 279 employees, 153 worked for the Therapeutic Antibodies segment and 126 for the AbD segment.

On September 30, 2006, MorphoSys employed 1 apprenticeship position (December 31, 2005: 1).

Geographically, on September 30, 2006, the Company employed 178 persons in Germany, 83 in the rest of Europe and 18 in North America.

Corporate Acquisitions / Divestitures

Acquisition of the Serotec Group

In January 2006, the AbD segment was further strengthened through the acquisition of Serotec Ltd. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S. and U.K. as well as Germany, France and Scandinavia. Serotec (Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotechnology Ltd.) has become a wholly owned subsidiary of MorphoSys AG and is being integrated within MorphoSys's existing AbD segment.

The purchase price of approximately £ 20 million (approx. € 29.3 million) has been paid via approximately £ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind.

In August 2006, the U.S. subsidiary of MorphoSys AG has opened new U.S. offices in the technology cluster Research Triangle Region near Raleigh, North Carolina. The new 5,500 square foot facility will provide additional space for new staff, increased stock levels for the expanded product range, and the expansion of sales for the custom monoclonal antibodies.

Business Development

AbD Segment

In September 2006, MorphoSys's business segment AbD Serotec won a contract as sole source on a biodefense-related project by the USAMRIID, an organization of the U.S. Army Medical Research and Materiel Command and lead medical research laboratory for the U.S. Biological Defense Program. The USAMRIID has ordered fully human recombinant research antibodies against five bacterial-derived toxins. AbD Serotec will generate these antibodies using the HuCAL GOLD® antibody library developed by MorphoSys.

Biological toxins derived from living organisms, such as bacteria and other microorganisms or plants are biological agents with potential implications in bioterrorism. HuCAL-derived antibodies may support the development of countermeasures against such biological toxins or may act as therapeutic agents themselves.

Research & Development / Alliance Management

Therapeutic Antibodies Segment

In August 2006, MorphoSys signed a second PER.C6® license agreement with Dutch biotechnology company Crucell N.V. and its technology partner DSM Biologics. This license agreement allows MorphoSys to use the PER.C6® cell line in the production of clinical grade material for the development of its proprietary therapeutic antibody program MOR103. MOR103 is a fully human HuCAL antibody, developed in the area of inflammatory diseases, such as rheumatoid arthritis. Further, MorphoSys has signed a biopharmaceutical manufacturing agreement with DSM Biologics to produce the clinical grade material in its FDA-approved facilities in Groningen, the Netherlands.

Outlook

The Company's most recent guidance was given in July 2006 and since this time, no changes to Company estimates have been made.

In July, MorphoSys increased its financial guidance for the full year 2006. Revenues for 2006 were estimated at up to € 52 million and operating expenses between € 46 - 49 million, resulting in an EBIT of up to € 6 million.

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Consolidated Statements of Operations (IFRS) – unaudited

	NOTE	Three Months Ended 09/30/2006 €	Three Months Ended 09/30/2005 €	Nine Months Ended 09/30/2006 €	Nine Months Ended 09/30/2005 €
Revenues		**12,506,075**	**8,464,324**	**39,029,423**	**23,832,662**
Operating Expenses					
Cost of Goods Sold	2	1,477,432	776,682	5,468,970	1,901,169
Research and Development		3,830,999	3,222,448	11,714,563	10,197,075
Sales, General and Administrative		4,922,831	2,669,549	14,011,651	7,894,243
Total Operating Expenses		**10,231,262**	**6,668,679**	**31,195,184**	**19,992,487**
Profit from Operations		**2,274,813**	**1,795,645**	**7,834,239**	**3,840,175**
Interest Income		6,706	32,065	42,761	86,844
Interest Expense		39,455	71,704	115,598	212,956
Other Income / (Expenses), Net		(320,337)	250,629	(410,091)	8,254
Profit before Taxes		**1,921,727**	**2,006,635**	**7,351,311**	**3,722,317**
Income Tax Benefit / (Expense)		(315,277)	41,152	(1,201,887)	129,142
Net Profit		**1,606,450**	**2,047,787**	**6,149,424**	**3,851,459**
Earnings per Share:					
Basic Net Profit per Share		0.24	0.34	0.95	0.68
Diluted Net Profit per Share		0.24	0.34	0.93	0.67
Shares Used in Computing Basic Net Profit per Share		6,641,128	5,938,942	6,502,307	5,630,741
Shares Used in Computing Diluted Net Profit per Share		6,725,419	6,030,915	6,588,373	5,723,586

See accompanying notes to the Consolidated Financial Statements

Consolidated Balance Sheets (IFRS)

	NOTE	09/30/2006 € (unaudited)	12/31/2005 €
Assets			
Current Assets			
Cash and Cash Equivalents		2,621,022	4,017,029
Available-for-sale Financial Assets		63,710,201	49,542,541
Accounts Receivable		5,430,615	3,345,812
Other Receivables		79,495	25,133
Inventories, Net		4,146,507	485,713
Prepaid Expenses and Other Current Assets		1,807,700	1,058,461
Total Current Assets		**77,795,540**	**58,474,689**
Non-Current Assets			
Property, Plant and Equipment, Net		5,740,015	4,696,863
Patents, Net		2,035,481	2,361,005
Licenses, Net		8,048,071	8,457,091
Software, Net		280,714	131,506
Know How & Customer List, Net		5,057,263	1,485,567
Goodwill	6	26,559,982	4,137,349
Deferred Tax Asset		3,284	–
Other Assets		1,576,985	372,574
Total Non-Current Assets		**49,301,795**	**21,641,955**
Total Assets		**127,097,335**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements

	NOTE	09/30/2006 €	12/31/2005 €
		(unaudited)	
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable		7,765,058	4,321,591
Current Portion of Licenses Payable		1,150,018	1,012,233
Provisions		1,930,047	978,719
Current Portion of Deferred Revenue		8,072,370	4,735,208
Total Current Liabilities		**18,917,493**	**11,047,751**
Non-Current Liabilities			
Provisions, Net of Current Portion		62,763	62,763
Deferred Revenue, Net of Current Portion		6,348,670	3,687,199
Convertible Bonds Due to Related Parties		60,621	50,214
Deferred Tax Liability		2,971,710	1,260,946
Total Non-Current Liabilities		**9,443,764**	**5,061,122**
Stockholders' Equity			
Common Stock, € 3,00 Par Value; Ordinary Shares Authorized (12,729,785 and 11,416,850) Ordinary Shares Issued (6,689,327 and 6,025,863) Ordinary Shares Outstanding (6,660,165 and 5,996,701) for 2006 and 2005, respectively Treasury Stock (29,162 and 29,162 shares for 2006 and 2005, respectively), at Cost	3	20,057,278	18,066,886
Additional Paid-in Capital	3	122,780,715	96,412,849
Accumulated Other Comprehensive Income		1,098,488	877,863
Accumulated Deficit		(45,200,403)	(51,349,827)
Total Stockholders' Equity		**98,736,078**	**64,007,771**
Total Liabilities and Stockholders' Equity		**127,097,335**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock	
	Shares	€
Balance as of January 1, 2005	**5,438,852**	**16,316,556**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	68,628	205,884
Capital Increase, Net of Issuance Cost of € 483,253	490,133	1,470,399
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-Sale Securities, Net of Tax	–	–
Foreign Currency Gain from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	–	–
Balance as of September 30, 2005	**5,997,613**	**17,992,839**
Balance as of January 1, 2006	**6,025,863**	**18,077,589**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	70,566	211,698
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 35,013	208,560	625,680
Capital Increase, Net of Issuance Cost of € 470,031	384,338	1,153,014
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-Sale Securities, Net of Tax	–	–
Foreign Currency Loss from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	–	–
Balance as of September 30, 2006	**6,689,327**	**20,067,981**

See accompanying notes to the Consolidated Financial Statements

Treasury Stock		Additonal Paid-in Capital	Revaluation Reserve	Translation Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€	€
30,062	(11,033)	78,646,377	403,229	49,553	(56,026,196)	39,378,486
–	–	872,197	–	–	–	872,197
–	–	871,932	–	–	–	1,077,816
–	–	15,446,069	–	–	–	16,916,468
–	–	–	91,827	–	–	91,827
–	–	–	–	264,426	–	264,426
–	–	–	–	–	3,851,459	3,851,459
–	–	–	–	–	–	4,207,712
30,062	(11,033)	95,836,575	495,056	313,979	(52,174,737)	62,452,679
29,162	(10,703)	96,412,849	584,679	293,184	(51,349,827)	64,007,771
–	–	988,529	–	–	–	988,529
–	–	1,904,794	–	–	–	2,116,492
–	–	7,994,547	–	–	–	8,620,227
–	–	15,479,996	–	–	–	16,633,010
–	–	–	347,019	–	–	347,019
–	–	–	–	(126,394)	–	(126,394)
–	–	–	–	–	6,149,424	6,149,424
–	–	–	–	–	–	6,370,049
29,162	(10,703)	122,780,715	931,698	166,790	(45,200,403)	98,736,078

Consolidated Statements of Cash Flows (IFRS) – unaudited

For the Period ended September 30,	Note	2006 €	2005 €
Operating Activities			
Net Profit		6,149,424	3,851,459
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Depreciation		1,436,912	620,720
Amortization of Intangible Assets		2,003,846	1,669,482
Income Tax Benefit		(399,584)	(126,684)
Net Gain on Sales of Financial Assets		(579,070)	(487,955)
Unrealized Net Loss on Derivative Financial Instruments		23,032	330,506
(Gain) / Loss on Sale of Property and Equipment / Intangible Assets		(1,116)	33,000
Recognition of Deferred Revenue		(11,511,737)	(9,003,491)
Stock-based Compensation		980,609	872,197
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(575,498)	(2,276,754)
Inventories, Prepaid Expenses and Other Assets		(1,288,127)	(467,854)
Accounts Payable and Provisions		2,205,237	295,075
Licenses Payable		137,785	708,200
Other Liabilities		(407,130)	(1,408,908)
Deferred Revenue		17,510,371	7,202,457
Cash Generated from Operations		**15,684,954**	**1,811,450**
Interest Paid		(14,525)	–
Net Cash Provided by Operating Activities		**15,670,429**	**1,811,450**

See accompanying notes to the Consolidated Financial Statements

For the Period ended September 30,	Note	2006 €	2005 €
Investing Activities:			
Purchases of Financial Assets		(33,846,867)	(38,728,094)
Proceeds from Sales of Financial Assets		20,776,366	16,690,275
Purchases of Property, Plant and Equipment		(1,101,307)	(438,406)
Proceeds from Disposals of Property, Plant and Equipment		8,668	62,962
Additions to Intangibles		(312,997)	(70,146)
Acquisition, Net of Cash Acquired	6	(21,172,502)	(7,057,664)
Net Cash Used in Investing Activities		**(35,648,639)**	**(29,541,073)**
Financing Activities:			
Proceeds from the Issuance of Equity		17,103,041	17,399,721
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		2,116,491	1,077,816
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		10,407	(36,078)
Purchases of Derivative Financial Instruments		(93,650)	(75,000)
Proceeds from the Disposal of Derivatives		19,237	136,529
Net Cost of Share Issuance		(505,044)	(767,068)
Net Cash Provided by Financing Activities		**18,650,482**	**17,735,920**
Effect of Exchange Rate Differences on Cash		(68,279)	23,852
Decrease in Cash and Cash Equivalents		(1,396,007)	(9,969,851)
Cash and Cash Equivalents at the Beginning of the Period		**4,017,029**	**12,531,198**
Cash and Cash Equivalents at the End of the Period		**2,621,022**	**2,561,347**

See accompanying notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements – unaudited

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board (IASB), London, in consideration of the interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements for the period ended September 30, 2006, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys U.S.A., Inc, MorphoSys, Inc., MorphoSys UK Ltd. and the Serotec Group (together referred to as the "Group").

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2005 have been used throughout the first nine months of 2006, except for the following changes:

Basis of Consolidation

All business combinations are accounted for using the purchase method according to IFRS 3 "Business Combinations", whereby identifiable assets acquired and liabilities assumed are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business acquired in the first three quarters of 2006 only provisionally. The Company is currently performing a purchase price allocation (PPA). The outcome may result in an adjustment of the goodwill following IFRS 3.62; any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69). Please see note 6 for detailed information.

Segment Reporting

General and administrative expenses remain unallocated to the respective business segments and are presented accordingly. Intangible assets attributable to both segments are allocated along revenues.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The primary format – business segments – is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies
MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

AbD – Antibodies Direct
The research antibodies business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

Geographical Segments
In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers.

For the Nine-Month Period ended September 30, (in 000's €)	Therapeutic Antibodies 2006	Therapeutic Antibodies 2005	AbD 2006	AbD 2005	Unallocated 2006	Unallocated 2005	Consolidated 2006	Consolidated 2005
Revenues	**26,055**	**20,716**	**12,974**	**3,116**	–	–	**39,029**	**23,832**
Cost of Goods Sold	–	–	5,469	1,901	–	–	5,469	1,901
Segment Result	**13,997**	**9,581**	**(1,214)**	**(1,844)**	**(4,949)**	**(3,897)**	**7,834**	**3,840**
Interest Income	–	–	–	–	–	–	43	87
Interest Expense	–	–	–	–	–	–	116	213
Other Income / (Expenses), Net	–	–	–	–	–	–	(410)	8
Profit before Taxes	–	–	–	–	–	–	**7,351**	**3,722**
Income Tax Benefit / (Expense)	–	–	–	–	–	–	(1,202)	129
Net Profit	–	–	–	–	–	–	**6,149**	**3,851**

For the Three-Month Period ended September 30, (in 000's €)	Therapeutic Antibodies 2006	Therapeutic Antibodies 2005	AbD 2006	AbD 2005	Unallocated 2006	Unallocated 2005	Consolidated 2006	Consolidated 2005
Revenues	**8,509**	**7,146**	**3,997**	**1,318**	–	–	**12,506**	**8,464**
Cost of Goods Sold	–	–	1,477	777	–	–	1,477	777
Segment Result	**4,569**	**3,620**	**(580)**	**(443)**	**(1,714)**	**(1,381)**	**2,275**	**1,796**
Interest Income	–	–	–	–	–	–	7	32
Interest Expense	–	–	–	–	–	–	40	72
Other Income / (Expenses), Net	–	–	–	–	–	–	(320)	251
Profit before Taxes	–	–	–	–	–	–	**1,922**	**2,007**
Income Tax Benefit / (Expense)	–	–	–	–	–	–	(315)	41
Net Profit	–	–	–	–	–	–	**1,606**	**2,048**

The following table shows the split of the Company's consolidated revenues by geographical markets:

For the Nine-Month Period ended September 30, (in 000's €)	2006	2005
Europe and Asia	24,405	13,928
U.S.A. and Canada	14,384	9,591
Other	240	313
Total	**39,029**	**23,832**

3 Changes in Stockholders' Equity

Common Stock

On September 30, 2006, the Common Stock of the Company was € 20,067,981 (December 31, 2005: € 18,077,589). An increase of € 625,680 arose from a capital increase against contribution in kind through the acquisition of the Serotec Group executed on January 11, 2006, and an increase of € 1,153,014 arose as a result of a capital increase executed on March 29, 2006. Through conversion of convertible bonds and exercises of options issued to management and employees, Common Stock increased by an additional € 211,698 in the first nine months of 2006.

Additional Paid-in Capital

On September 30, 2006, Additional Paid-in Capital amounted to € 122,780,715 (December 31, 2005: € 96,412,849). The total increase of € 26,367,866 is due to stock-based compensation provisions in the amount of € 988,529, € 7,994,547 arose from a capital increase against contribution in kind stemming from the Serotec acquisition and € 15,479,996 stem from a capital increase on March 29, 2006. A further increase of € 1,904,794 arose from conversions and exercises of convertible bonds and stock options issued to related parties.

4 Changes in Stock Options

In the first three quarters of 2006, two stock option grants were executed under the 2002 Stock Option Plan with terms identical to the 2002 stock option grants. On January 15, 2006, 25,000 options were granted to Management Board members and 15,000 options to employees of MorphoSys AG. On July 1, 2006, 7,500 options were granted to employees of MorphoSys AG.

5 Changes in Convertible Bonds

In the first three quarters of 2006, convertible bonds were granted under the 2002 Plan with terms identical to the 2002 stock convertible bonds grants. On January 15, 2006, 14,248 convertible bonds were granted to Management Board members and 24,170 convertible bonds to employees of MorphoSys AG.

6 Purchase Price Allocation

In connection with the Serotec acquisition, MorphoSys established a purchase price allocation required by IFRS 3 "Business Combinations" under IFRS accounting. The Company assigned PricewaterhouseCoopers for identification and valuation of assets acquired. MorphoSys determined the accounting for business combinations only provisionally (IFRS 3.62). IFRS 3.69 permits the adjustment of fair value amounts identified within twelve months post-acquisition without effecting Group profits.

Additional tangible assets in land and buildings as well as in inventories were identified and valued accordingly.

Intangible assets identified consisted of customer lists, know how as well as customer relationships and distributors.

The PPA had the following effect on Group accounts:

Serotec Group – Net Assets as of January 11, 2006

(in 000's €)	Recognized Value	Fair Value Adjustment	Fair Value
Cash and Cash Equivalents	330	–	330
Trade and Other Receivables	1,517	–	1,517
Inventories	3,315	1,152	4,467
Property, Plant and Equipment, Net	362	–	362
Land & Buildings, Net	284	183	467
License Fees, Net	412	–	412
Software, Net	79	–	79
Customer Lists	–	2,451	2,451
Other Intangible Assets	–	1,754	1,754
Other Assets	342	–	342
Trade and Other Payables	(2,613)	–	(2,613)
Deferred Taxes	–	(1,874)	(1,874)
Net Identifiable Assets and Liabilities	**4,028**	**3,666**	**7,694**
Goodwill on Acquisition	–	–	22,464
Consideration Paid*	–	–	**30,158**
Thereof Satisfied in Equity	–	–	8,655
Cash (acquired)	–	–	330
Net Cash Outflow	–	–	**21,173**

* Advisors fees amounting to € 1.1 million included

As of September 30, 2006, foreign exchange effects of € 0.1 million were recognized for the goodwill accounted for.

7 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first nine months of 2006:

Shares

	01/01/2006	Additions	Forfeitures	Sales	09/30/2006
Management Board					
Dr. Simon E. Moroney	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Dr. Marlies Sproll*	35	–	–	–	35
Total	**113,496**	–	–	–	**113,496**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	–	59,300
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**61,800**	–	–	–	**61,800**

* Bought by Dr. Sproll prior to election to the Management Board

Stock Options

	01/01/2006	Additions	Forfeitures	Sales	09/30/2006
Management Board					
Dr. Simon E. Moroney	83,000	–	–	–	83,000
Dave Lemus	48,000	–	–	–	48,000
Dr. Marlies Sproll	2,500	25,000	–	1,250	26,250
Total	**133,500**	**25,000**	–	**1,250**	**157,250**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	2,430	–	–	–	2,430
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**2,430**	–	–	–	**2,430**

Convertible Bonds

	01/01/2006	Additions	Forfeitures	Sales	09/30/2006
Management Board					
Dr. Simon E. Moroney	7,474	5,699	–	7,474	5,699
Dave Lemus	6,228	4,749	–	–	10,977
Dr. Marlies Sproll	2,491	3,800	–	2,491	3,800
Total	**16,193**	**14,248**	–	**9,965**	**20,476**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	–	–	–	–	–

8 Transactions with Related Parties

In July 2006, the Company entered into consulting agreements with the member of the Supervisory Board Prof. Dr. Andreas Plückthun and a further scientist of the University of Zurich, Switzerland. According to the agreements, the consultants shall provide consulting services in the antibody and scaffold fields.

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
Manager Public Relations
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com